HIMCO DISTRIBUTION SERVICES COMPANY
(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(38,399)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Deferred income tax provision		1,984
Changes in operating assets and liabilities -		
Decrease in mutual fund revenue receivable		61,942
Decrease in prepaid assets		27,744
Increase in due from affiliate		(57,275)
Increase in income tax receivable from affiliate		(17,816)
Decrease in accrued liabilities		(9)
Increase in due to affiliates		213,376
Decrease in income tax payable to affiliate		(2,513)
Net cash provided by operating activities		189,034
NET INCREASE IN CASH		189,034
CASH, Beginning of year		3,349,146
CASH, End of year	$	3,538,180
Supplemental cash flow disclosures:		
Income tax refunds from affiliate	$	5,331
Income tax payments to affiliate	$	(3,000)

See notes to financial statements.